Energie
vernünftig
nutzen



EVN

# Letter to Shareholders 3rd Quarter 2003/04

## October 1, 2003 – June 30, 2004


Always at your service

# At a glance

- ***Capital increase successfully completed – 3.3 million new shares placed both nationally and internationally.***
- **EVN exclusive negotiating partner for privatisation of Bulgarian electricity supply.**
- **"Austrian electricity solution" – operative start on October 1, 2004.**
- ***Increase in electricity, heating, water and waste incineration sales revenues.***
- **Marked improvement in the operating result (EBIT).**
- **Tangible increase in the result from investments.**
- **Period net result raised considerably.**
- **Price adjustments for electricity and gas with effect from October 1, 2004 due to higher primary energy costs.**

## Key figures EVN Group

| | | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | Change % | 2002/03 | 2001/02 |
|---|---|---|---|---|---|---|
| **Sales volumes** | | | | | | |
| **Electricity** | GWh | 8,027 | 7,378 | 8.8 | 9,656 | 8,624 |
| **Gas**[1] | m m³ | 664 | 1,027 | –35.4 | 1,406 | 2,317 |
| **Heating** | GWh | 879 | 761 | 15.5 | 877 | 786 |
| **Water** | m m³ | 17 | 18 | –6.4 | 24 | 23 |
| **Income statement** | | | | | | |
| **Sales revenues** | EUR m | 931.2 | 874.5 | 6.5 | 1,082.1 | 1,113.9 |
| **EBITDA** | EUR m | 267.4 | 227.1 | 17.8 | 227.5 | 250.0 |
| **EBITDA margin** | % | 28.7 | 26.0 | – | 21.0 | 22.4 |
| **Operating result (EBIT)** | EUR m | 161.8 | 136.5 | 18.6 | 102.5 | 127.9 |
| **EBIT margin** | % | 17.4 | 15.6 | – | 9.5 | 11.5 |
| **Result before tax** | EUR m | 171.9 | 171.7 | 0.1 | 145.4 | 137.6 |
| **Period net result** | EUR m | 139.4 | 119.7 | 16.5 | 102.6 | 89.5 |
| **Number of shares** | | 37,581,455 | 37,581,455 | – | 37,581,455 | 37,396,773 |
| **Earnings / share (EPS)** | EUR | 3.71 | 3.18 | 16.5 | 2.73 | 2.39 |
| **Balance sheet** | | | | | | |
| ***Balance sheet total*** | EUR m | 3,633.9 | 2,933.4 | 23.9 | 2,993.8 | 2,803.9 |
| **Equity** | EUR m | 1,472.6 | 1,181.8 | 24.6 | 1,160.2 | 1,064.7 |
| **Equity ratio**[2] | % | 40.5 | 40.3 | – | 38.8 | 38.0 |
| **Net debt** | EUR m | 593.9 | 352.0 | 68.7 | 347.0 | 441.9 |
| **Gearing**[2] | % | 40.3 | 29.8 | – | 29.9 | 41.5 |
| **Cash flow and investments** | | | | | | |
| **Cash flow from operations** | EUR m | 130.5 | 111.0 | 17.5 | 213.2 | 263.9 |
| **Investments in tangible assets** | EUR m | 96.4 | 130.2 | –26.0 | 228.0 | 161.7 |
| **Employees** | | | | | | |
| **Number of employees** | Average | 2,579 | 2,303 | 12.0 | 2,317 | 2,199 |
| **EBIT / employee** | TEUR | 62.8 | 59.3 | – | 44.3 | 58.2 |
| **Value added** | | | | | | |
| **Capital employed**[2] | EUR m | 2,794.4 | 2,282.1 | 22.5 | 2,229.5 | 2,066.2 |
| **Return on equity (ROE)**[2] | % | 10.7 | 10.7 | – | 9.3 | 8.7 |
| **Return on capital employed (ROCE)**[2] | % | 6.8 | 6.6 | – | 6.2 | 6.1 |

1) From January 1, 2003, excluding gas trading and large customer sales due to the transfer to EconGas.
2) The redefinition of equity in IAS 1 (including minority interests) necessitated changes to the key figures affected.



**Ladies and gentlemen,**

EVN was able to continue its positive business development in the first three quarters of 2003/04 and implement major additional steps towards further profitable growth through the acquisition of WTE and the start-up of the Dürnrohr waste incineration plant. Due to the satisfactory trend in virtually every business segment, as well as an improvement in the result from investments, the Group net result is clearly up on that of the preceding year.

Parallel to our successes in the water and waste sectors, which included orders for the construction of both a waste incineration and a drinking water treatment plant in Moscow, as well as the start-up of a central wastewater treatment plant in Zagreb jointly built by WTE, during the period under review, the EVN Group was able to pass important milestones on its path into the future.

**Exclusive negotiations concerning privatisation in Bulgaria**
In the course of the privatisation of the Bulgarian electricity distribution companies, EVN has emerged as the exclusive negotiating partner for the South-East Group. This includes two power distribution companies based in Plovdiv, Bulgaria's second-largest city, and Stara Zagora. All in all, the south-eastern region is roughly as large as Switzerland with an area of around 42,000 km² with around 1.5 million electricity customers requiring some 6,600 GWh per year. A conclusion to this transaction is anticipated by the end of the year.

Apart from a considerable enlargement of our customer basis, this undertaking will provide us with access to the growth potential of the Bulgarian economy and the country's energy industry. In this extremely dynamic growth market, EVN has excellent chances to offer other energy and infrastructure services in line with the successful pattern established in Lower Austria.

**Restructuring of the Austrian energy market**
Following the receipt of official approval by the Brussels competition authority, the partner companies in the "Austrian electricity solution", which apart from EVN, consist of the other members of the EnergieAllianz, and the Verbundgesellschaft, have selected October 1, 2004 as the date for the start of operations. The result for the partner companies will be an electricity trading house, which will number among the top 10 in Europe, as well as an electricity sales company for large customers that will play a leading role in Central Europe.

We are confident that, following the lengthy approval phase, the "Austrian electricity solution" will allow the use of the opportunities provided by the liberalised energy markets, in a manner similar to that already successfully demonstrated by EconGas.

**EconGas shows highly satisfactory result development**
In its second business year, EconGas, which unites the gas activities and know-how of the partner companies in the large customer and trading sectors, was able to increase its net profit by 30% to EUR 32.8 m and raise the volumes sold by 10% to 6.6 bn m³, with a work force of only about 60 and the very latest infrastructure. Consequently, it can be said that EconGas has so far mastered the challenges of the liberalised gas market in a very successful way and, at the same time, is well equipped to establish itself as an important player in the Central European, large customer gas market.

**Capital increase supports further growth**
In the course of July 2004, EVN concluded an important capital measure. Using the capital authorised by the Annual General Meeting on January 22, 1999, a total of 3.3 million new shares, or 8.8% of share capital, was placed among existing and new investors. The issue was clearly oversubscribed and provided proceeds of EUR 133.65 m.

EVN will partly utilise the emission proceeds for the financing of ongoing acquisitions in the Central and Eastern European energy sector and partly for the provision of equity for future projects in the water and waste treatment sectors in both Austria and the CEE states. In addition, EVN intends to invest in thermal and renewable energy capacity in both Lower Austria and internationally. We wish to take advantage of the positive opportunities derived from our excellent position and the completely new geopolitical situation in Central Europe created by EU expansion to the East.

**Outlook**
The outlook for the EVN Group for the current 2003/04 financial year is positive. On the basis of development in the first three quarters, both the operating result and the net result for the year should exceed the figures for 2002/03.

The prospects for future development in the EVN Group are also entirely favourable. Solid economic performance in combination with sizeable growth potential forms the basis for this optimistic assessment.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf, August 2004

# General economic and energy sector environment

EVN's business development in the first three quarters of the 2003/04 financial year (October 1, 2003 – June 30, 2004) was influenced by a number of differing factors:

- Temperatures, which during the period under review were above the long-term average.
- Energy sourcing prices that maintained their upward trend.
- Muted economic expectations due to the high price of crude oil.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 1.3% higher than the comparable figure of the preceding year. The first three quarters of 2003/04 were also 2.7% warmer than the long-term average. Correspondingly, this had a generally negative effect upon EVN sales.

The oil price trend led to a related increase in fuel sourcing costs. The latest developments indicate that an easing of the tense price situation cannot be anticipated in the immediate future. As a result of the rise in sourcing and generation costs, EVN Energievertriebs KG is to increase the gas prices by 0.12 Cent/kWh and the electricity price by an average of around 0.4 Cent/kWh with effect from October 1, 2004.

Economic expectations were also negatively affected by the threat of an increase in interest rates, which is generally anticipated due to the danger of inflation generated by rising oil prices. The latest market data shows no sign of higher employment levels or an improvement in domestic demand. Nonetheless, the chances of an upswing in the euro zone in general, and Austria in particular, remain intact.

# Overall business development

**Sales revenues clearly up on the preceding year**

In the first three quarters of 2003/04, EVN Group sales revenues amounted to EUR 931.2 m, which was EUR 56.7 m, or 6.5%, higher than the figure for the preceding year.

At EUR 794.5 m, energy business revenues were EUR 5.3 m, or 0.7%, up on the total of the preceding year. Electricity revenues rose by 10.2% to EUR 515.0 m in the first nine months of the 2003/04 financial year. This increase was due primarily to the stepping up of thermal generation, as well as the price adjustment completed in November 2003 as a response to higher electricity purchasing prices.

Conversely, at EUR 238.4 m, gas business revenues were 16.4% below the figure of the preceding year due to the transfer of large customers and trading business to EconGas. The fact that this switch took place as of January 1, 2003 meant that the first quarter of 2002/03 still contained sales revenues from these areas, which was no longer the case in the period under review. An especially positive development took place in this sector due to the weather conditions in the third quarter, which led to a doubling of gas business revenues as compared to the preceding year.

Due to the continuous rise in customer numbers, heating revenues rose by 11.5% to EUR 41.2 m in the period under review.

The initial inclusion of the WTE Group in the consolidated financial statements for 2003/04 resulted in a marked rise in water business revenues, which increased by EUR 36.6 m to EUR 51.2 m.

In the first three quarters of 2003/04, other operating revenues rose by EUR 14.9 m, or 21.1%, to EUR 85.5 m. This increase was mainly the result of the commencement of full-scale operations at the Dürnrohr waste incineration plant on January 1, 2004, which provided revenues of EUR 21.9 m.

Due mostly to ongoing projects within the WTE Group, the items combined under the heading, "Own work capitalised and other operating income", increased by EUR 16.7 m to EUR 43.9 m in the period under review.

**Energy purchasing prices continue to rise**

The drop in gas sales during the period under review led to a decline in total expenditure on external electricity and primary energy purchases of EUR 16.5 m, or 3.9%, to EUR 409.5 m. However, in relation to sales, costs nonetheless continued to rise. The reason for this increase is the close relationship between energy purchasing prices and the dramatic rise in the cost of oil.

The cost of materials and services was up by 44.9% at EUR 98.9 m. This rise was caused primarily by higher expenditure on external services in connection with WTE projects.

### Personnel expenses up due to increased work force numbers

As a consequence of the inclusion of the WTE Group in EVN's consolidated financial statements, as opposed to the preceding year, work force numbers increased considerably. In total, the Group employed an average of 2,579 people in the period under review, which was 277, or 12.0%, more than in the previous year. Against this background, personnel expenses increased by 4.8% to EUR 150.2 m. This under-proportional rise as compared to the increase in employee numbers can be traced to a reduction in the expenditure on severance payments and pensions.

Depreciation amounted to EUR 105.6 m, which was 16.5% up on the figure for the preceding year. This increase was mainly the result of higher investment during the previous year in the electricity, heating and waste incineration sectors. Other operating expenses also rose, due primarily to the enlargement of the scope of consolidation.

### EBIT improves by 18.6%

The EVN operating result (EBIT) for the first three quarters of 2003/04 went up by 18.6% to EUR 161.8 m. This was mainly due to improvements in the engergy business as well as the contributions to results of the new water and waste incineration segments.

### Positive development of the result from investments

In the period under review, EVN's investments performed in a highly satisfactory manner. This led to an improvement in the result from investments by EUR 22.1 m to EUR 31.5 m, a development that originated mainly from the equity valuation of BEWAG, BEGAS and EconGas, as well as higher dividends from Verbundgesellschaft and Energie AG.

At EUR 10.1 m, the financial result was below the EUR 35.3 m of the preceding year. This was primarily the result of one-off effects derived from the valuation and reversal of financial instruments, which occurred last year and were not repeated in the period under review. As a consequence of the lack of these contributions to results and an increase in long-term financial liabilities in connection with project financing, which related largely to the WTE Group, the interest and other financial result fell by EUR 47.4 m to minus EUR 21.5 m.

## Income statement (IFRS)

| | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | Change | | **2003/04 Q. 3** | 2002/03 Q. 3 | Change | |
|---|---|---|---|---|---|---|---|---|
| | EUR m | EUR m | EUR m | % | EUR m | EUR m | EUR m | % |
| **Electricity revenues** | 515.0 | 467.3 | 47.7 | 10.2 | 146.6 | 132.4 | 14.3 | 10.8 |
| **Gas revenues**[1] | 238.4 | 285.0 | –46.6 | –16.4 | 32.4 | 15.9 | 16.5 | – |
| **Heating revenues** | 41.2 | 36.9 | 4.3 | 11.5 | 8.6 | 6.8 | 1.8 | 26.5 |
| **Water revenues** | 51.2 | 14.6 | 36.6 | – | 22.4 | 6.1 | 16.3 | – |
| **Other revenues** | 85.5 | 70.6 | 14.9 | 21.1 | 33.2 | 26.1 | 7.1 | 27.3 |
| **Sales revenues** | **931.2** | **874.5** | **56.7** | **6.5** | **243.3** | **187.3** | **56.0** | **29.9** |
| **Own work capitalised and other operating income** | 43.9 | 27.2 | 16.7 | 61.2 | 4.9 | 9.3 | –4.4 | –47.5 |
| **Electricity purchases and primary energy expenses** | –409.5 | –426.0 | 16.5 | 3.9 | –99.8 | –78.7 | –21.1 | –26.9 |
| **Cost of materials and services** | –98.9 | –68.3 | –30.6 | –44.9 | –31.9 | –21.0 | –10.9 | –51.8 |
| **Personnel expenses** | –150.2 | –143.3 | –6.9 | –4.8 | –52.3 | –52.0 | –0.4 | –0.7 |
| **Depreciation** | –105.6 | –90.6 | –15.0 | –16.5 | –38.9 | –31.9 | –7.0 | –21.8 |
| **Other operating expenses** | –49.1 | –37.1 | –12.0 | –32.4 | –17.5 | –15.5 | –2.0 | –12.6 |
| **Operating result (EBIT)** | **161.8** | **136.5** | **25.4** | **18.6** | **7.7** | **–2.6** | **10.3** | – |
| **Result from investments** | 31.5 | 9.4 | 22.1 | – | 5.9 | 8.1 | –2.2 | –27.6 |
| **Interest and other financial result** | –21.5 | 25.9 | –47.4 | – | –8.4 | 21.9 | –30.3 | – |
| **Financial result** | **10.1** | **35.3** | **–25.2** | **–71.5** | **–2.5** | **30.0** | **–32.5** | – |
| **Result before tax** | **171.9** | **171.7** | **0.2** | **0.1** | **5.2** | **27.5** | **–22.2** | **–80.9** |
| **Taxes on profit** | –31.5 | –51.0 | 19.5 | 38.3 | 16.1 | –4.3 | 20.4 | – |
| **Result after tax** | **140.4** | **120.7** | **19.7** | **16.3** | **21.3** | **23.1** | **–1.8** | **–7.7** |
| **Minority interests** | –1.0 | –1.0 | 0.0 | –2.7 | 0.0 | –0.8 | 0.8 | 98.8 |
| **Period net result** | **139.4** | **119.7** | **19.7** | **16.5** | **21.3** | **22.3** | **–1.0** | **–4.4** |
| **Number of shares** | 37,581,455 | 37,581,455 | – | – | 37,581,455 | 37,581,455 | – | – |
| **Earnings per share in EUR** | 3.71 | 3.18 | 0.52 | 16.5 | 0.57 | 0.59 | –0.03 | –4.4 |

[1] From January 1, 2003, excluding gas trading and large customer sales following the transfer to EconGas.

**Earnings per share rise by 16.5%**

At EUR 171.9 m, the result before tax was at the level of the preceding year. By contrast, the period net result improved by 16.5% to EUR 139.4 m. This was due to a fall in the taxes on profit brought about by a reversal of the provisions for deferred tax relating to the cut in corporation tax from 34% to 25% agreed for 2005. Consequently, the expense to EVN of taxes on profit fell by 38.3%.

Earnings per share (EPS) rose by 16.5% to EUR 3.71.

**Operating result (EBIT)**
**Q. 1–3 2003/04**


160
140
120
100
EUR m
157.6
136.5
161.8
2001/02
Q. 1–3
2002/03
Q. 1–3
2003/04
Q. 1–3

**Consolidated balance sheet (IFRS)**

| | 30.6.04 | 30.9.03 | Change | |
|---|---|---|---|---|
| | EUR m | EUR m | EUR m | % |
| Assets | | | | |
| Fixed assets | | | | |
| Tangible and intangible assets | 1,716.0 | 1,660.0 | 56.0 | 3.4 |
| Investments | 961.8 | 616.7 | 345.1 | 90.8 |
| Long-term leasing receivables | 127.7 | 0.0 | 127.7 | – |
| Other long-term assets | 157.1 | 104.6 | 52.5 | 50.2 |
| | **2,962.6** | **2,381.3** | **581.3** | **24.4** |
| Current assets | | | | |
| Inventories | 82.6 | 20.6 | 62.0 | – |
| Receivables and other current assets | 294.7 | 289.5 | 5.3 | 1.8 |
| Cash and current deposits | 294.0 | 302.4 | –8.5 | –2.8 |
| | **671.3** | **612.5** | **58.8** | **9.6** |
| Total assets | **3,633.9** | **2,993.8** | **640.1** | **21.4** |
| Equity and liabilities | | | | |
| Equity | | | | |
| Share capital | 91.1 | 91.1 | 0.0 | – |
| Capital reserves | 186.8 | 186.8 | 0.0 | – |
| Retained earnings | 998.1 | 875.7 | 122.4 | 14.0 |
| Valuation reserve according to IAS 39 | 174.7 | –15.5 | 190.1 | – |
| Currency translation differences | –0.6 | –0.6 | 0.1 | 10.7 |
| Minority interests | 22.5 | 22.7 | –0.1 | –0.6 |
| | **1,472.6** | **1,160.2** | **312.6** | **26.9** |
| Long-term liabilities | | | | |
| Long-term debt | 1,007.1 | 734.0 | 273.1 | 37.2 |
| Deferred tax | 131.8 | 68.2 | 63.6 | 93.3 |
| Long-term provisions | 388.1 | 396.0 | –7.9 | –2.0 |
| Deferred income from customer payments for network construction | 185.7 | 177.3 | 8.3 | 4.7 |
| Other long-term liabilities | 58.4 | 38.1 | 20.4 | 53.5 |
| | **1,771.1** | **1,413.5** | **357.5** | **25.3** |
| Current liabilities | | | | |
| Short-term loans | 10.8 | 6.6 | 4.2 | 63.5 |
| Taxes payable | 96.4 | 97.1 | –0.7 | –0.8 |
| Trade accounts payable | 65.3 | 86.4 | –21.1 | –24.5 |
| Current provisions | 105.9 | 128.2 | –22.4 | –17.5 |
| Other current liabilities | 111.8 | 101.7 | 10.1 | 9.9 |
| | **390.1** | **420.1** | **–30.0** | **–7.1** |
| Total equity and liabilities | **3,633.9** | **2,993.8** | **640.1** | **21.4** |

## Outlook

On the basis of the figures for the first nine months of 2003/04, EVN's operating result and net result for the current financial year will be above that of 2002/03. The inclusion of the WTE Group and the contributions to results from the waste incineration plant in Dürnrohr have created a partial reduction in the seasonality of previous financial years. Investments in tangible assets will be lower in 2003/04.

### Balance sheet structure June 30, 2004



100
80
60
40
20
%
18.5
81.5
10.7
48.7
40.5
Assets
Equity and liabilities
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity


## Balance sheet total well over EUR 3 bn

As compared to the last balance sheet date (September 30, 2003), the EVN Group balance sheet total increased by EUR 640.1 m, or 21.4%, to EUR 3,633.9 m. Apart from the initial consolidation of the WTE Group, which led to sizeable growth in virtually all balance sheet items, this was due mainly to the upward price trend of the Verbund share, which resulted in a corresponding write-up of EVN's holding, as well as the raising of an issue with a volume of CHF 200 m.

Above all, the upvaluing of the Verbundgesellschaft holding in accordance with IAS 39 led to an increase in EVN Group fixed assets from EUR 581.3 m to EUR 2,962.6 m, with the result that the share of this item in the balance sheet total rose to 81.5%. Inventories also went up as a consequence of WTE's not yet invoiced customer orders. Moreover, following the issue of the CHF bond, cash and cash equivalents, which had fallen initially due to the purchase of the WTE Group, were only slightly lower than on the last balance sheet date. As short-time liabilities merely showed a slight rise, the share of current assets in the balance sheet total fell to 18.5%.

Long-term liabilities rose by 25.3% to EUR 1,771.1 m in the period under review. Apart from the initial inclusion of the WTE Group, this was due to an increase in project business, the issue of the CHF bond and a rise in deferred tax.

Current liabilities were down by 7.1% in the first nine months of 2003/04, mainly as a consequence of a drop in trade accounts payable and provisions.

The result achieved during the period under review and the profit neutral upvaluing of the Verbundgesellschaft holding led to an increase in shareholders' equity of 26.9% to EUR 1,472.6 m. Accordingly, the balance sheet ratio on the balance sheet date for the period stood at 40.5% (September 30, 2003: 38.8%).

### Changes in equity

| EUR m | Share capital | Capital reserves | Retained earnings | Valuation reserve according to IAS 39 | Currency translation differences | Minority interests | **Total** |
|---|---|---|---|---|---|---|---|
| **As at 30.9.2002** | **91.1** | **186.8** | **798.2** | **–34.9** | **0.0** | **23.6** | **1,064.7** |
| **Dividend 2001/02** | – | – | –26.3 | – | – | –1.0 | –27.3 |
| **Result 2002/03** | – | – | 102.6 | – | – | 1.0 | 103.6 |
| **IAS 39 result neutral value change** | – | – | – | 19.5 | – | – | 19.5 |
| **Currency translation** | – | – | – | – | –0.6 | – | –0.6 |
| **Changes in the scope of consolidation** | – | – | 1.3 | – | – | –1.0 | 0.3 |
| **As at 30.9.2003** | **91.1** | **186.8** | **875.7** | **–15.5** | **–0.6** | **22.7** | **1,160.2** |
| **Dividend 2002/03** | – | – | –28.2 | – | – | –0.9 | –29.1 |
| **Result Q. 1–3 2003/04** | – | – | 139.4 | – | – | 1.0 | 140.4 |
| **IAS 39 result neutral value change** | – | – | – | 190.1 | – | – | 190.1 |
| **Currency translation** | – | – | – | – | 0.1 | – | 0.1 |
| **Offset of negative goodwill** | – | – | 11.0 | – | – | – | 11.0 |
| **Changes in the scope of consolidation** | – | – | 0.2 | – | – | –0.2 | 0.0 |
| **As at 30.6.2004** | **91.1** | **186.8** | **998.1** | **174.7** | **–0.6** | **22.5** | **1,472.6** |

**Cash flow from operations clearly above last year's level**

In spite of the small increase in the result before tax, at EUR 238.9 m, the cash flow from the result in the period under review was EUR 34.6 m, or 16.9%, up on that for the preceding year, which had contained one-off, non-cash proceeds from the valuation and reversal of financial instruments.

In the period under review, the cash flow from operating activities rose by 17.5%, to EUR 130.5 m.

There was a marked drop in the cash flow from investment activities. While in the previous year this figure was subject to the positive influence of the sale of ATEL stock, the purchase of the WTE Group had a reverse effect during the period under review. As compared to the preceding year, investments in tangible assets fell sharply. In total, cash flow from investment activities amounted to minus EUR 223.3 m.

The cash flow from financing activities showed a plus of EUR 110.3 m, due to the fact that as mentioned previously, a bond with a volume of CHF 200 m was issued.

As far as the purchase of the WTE Group is concerned, the only cash-effective changes reported are those that took effect after initial inclusion, as the acquisition itself was incorporated into the cash flow from investment activities.

*All in all*, on this basis, EVN had a positive cash flow of EUR 54.5 m. Cash and cash equivalents rose accordingly to EUR 286.0 m.

**Investments down on the preceding year**

With a reduction of 26.0% to EUR 96.4 m, investments in tangible assets were well down on the high level of the preceding year. In the previous scope of consolidation, i.e. excluding the WTE Group, there was a fall in investment levels due mainly to the completion of the AVN waste incineration plant in the preceding year. As ongoing WTE projects are reported as not yet invoiced customer orders and long-term receivables from leasing business, the inclusion of the Group has not led to any major increase in tangible assets.

## Cash flow statement (IFRS)

| | 2003/04 Q. 1–3 | 2002/03 Q. 1–3 | Change | |
|---|---|---|---|---|
| | EUR m | EUR m | EUR m | % |
| **Result before tax** | 171.9 | 171.7 | 0.2 | 0.1 |
| **Non-cash items** | 67.0 | 32.6 | 34.3 | – |
| **Cash flow from the result** | 238.9 | 204.3 | 34.6 | 16.9 |
| **Cash flow from operating activities** | 130.5 | 111.0 | 19.4 | 17.5 |
| **Cash flow from investment activities** | –223.3 | –21.7 | –201.6 | – |
| **Cash flow from financing activities** | 147.4 | 37.1 | 110.3 | – |
| **Total cash flow** | 54.5 | 126.3 | –71.8 | –56.9 |
| **Cash and cash equivalents at beginning of the period** | 230.6 | 143.4 | 87.2 | 60.8 |
| **Changes in the scope of consolidation** | 0.9 | 0.0 | 0.9 | – |
| **Cash and cash equivalents at end of the period** | 286.0 | 269.7 | 16.3 | 6.0 |

## Investments Q. 1–3 2003/04


1.7 %
Electricity
Gas
Heating
Water
Other

# The individual business areas

**Electricity – higher production, sales and result**
During the period under review, electricity revenues increased by a total of 10.2% to EUR 515.0 m. This was largely the result of expansion in trading business and the adjustment of sales prices to the sharp rise in electricity purchasing prices. In spite of the high prices for electricity purchases, the operating result in the electricity sector was 4.9% above that of the preceding year at EUR 81.6 m.

Generation in EVN's power stations during the first three quarters of 2003/04 amounted to 3,243 GWh. This represented a rise of 28.7% as compared to the figure for the same period of the preceding year and derived mainly from an increase in output from thermal power stations based on higher wholesale prices.

In the period under review, EVN sales to end consumers were 0.4% up on the level of the previous year at 4,753 GWh. While there was a slight decline in the EVN network area, sales outside the network were marginally higher.

All in all, EVN electricity sales volumes in the period under review rose by 8.8% to 8,027 GWh.

While network sales were raised by 2.4%, network revenues fell by 4.2% due to a reduction in network charges.

**Gas – transfer of the large customer and trading business**
As a direct result of the transfer of trading and large customer business to EconGas, EVN gas sales volumes in the first nine months of 2003/04 were 35.4% down on the figure for the previous year at 664 m $m^3$.

In view of this sales pattern, gas revenues were 16.4% down on the level of the preceding year at EUR 238.4 m. The operating result in the gas segment improved by 29.0% to EUR 59.1 m, largely as a consequence of the lower depreciation of the gas network, which was written down in the preceding year, as well as the unusually cold weather of this spring.

**Sales revenues by business area Q. 1–3 2003/04**



5.5 %
4.4 %
25.6 %
Electricity
Gas
Heating
Water
Other


**Sales volumes**

| | 2003/04 Q. 1–3 | 2002/03 Q. 1–3 | Change Absolute | % |
|---|---|---|---|---|
| **Electricity (GWh)** | | | | |
| **Sales to end customers** | 4,753 | 4,734 | 19 | 0.4 |
| **Electricity trading and sales to other electricity companies** | 3,275 | 2,644 | 630 | 23.8 |
| **Total electricity sales volumes** | **8,027** | **7,378** | **649** | **8.8** |
| **Gas (m $m^3$)** | | | | |
| **Sales to end customers[1]** | 627 | 860 | –234 | –27.2 |
| **Gas trading and sales to external power stations[1]** | 37 | 167 | –130 | –77.7 |
| **Total gas sales volumes[1]** | **664** | **1,027** | **–364** | **–35.4** |
| **Company plants and internal consumption** | 346 | 225 | 120 | 53.4 |
| **Totat gas consumption** | **1,010** | **1,253** | **–243** | **–19.4** |
| **Heating sales volumes (GWh)** | **879** | **761** | **118** | **15.5** |
| **Water sales volumes (m $m^3$)** | **17** | **18** | **–1** | **–6.4** |

[1] From January 1, 2003, excluding gas trading and large customer sales due to the transfer to EconGas.

**Water – considerable growth due to the initial consolidation of the WTE Group**
During the period under review, there was sizeable growth in water business revenues and results as a consequence of the take-over of the WTE Group at the beginning of October 2003. Water sales revenues rose by EUR 41.1 m to EUR 55.3 m and EBIT in this segment increased by EUR 3.6 m to EUR 8.6 m.

Due to heavy spring rainfall, evn wasser water sales volumes fell by 6.4% to 16.7 m $m^3$.

**Heating and other areas – heating business continues to grow, waste incineration provides excellent contribution**
In the period under review, sales revenues in the heating and other areas segment were 25.5% above the figure for the preceding year at EUR 102.3 m.

One reason for this rise is the steady increase in plants and customer numbers. Accordingly, EVN heating sales volumes in the period under review were up by 15.5% relative to the same period of last year at 879 GWh. On this basis, heating revenues also rose by 11.5% to EUR 41.2 m.

The second major factor in the increase in revenues within this segment was the commencement of full-scale operations at the AVN waste incineration plant in Dürnrohr, which in the meantime has been developing in line with expectations.

In total, EBIT in this segment rose by 64.9% to EUR 12.6 m.

# The EVN share

**EVN share price makes sizeable gains**
The international stock markets were unable to maintain the pace of their good performance between October and December 2003 in the course of the period under review. Indeed, in view of geopolitical uncertainties, from the beginning of March 2004 there was a marked slow-down and a lateral movement. In the first nine months of the 2003/04 financial year, the Dow Jones Index gained 12.5%, the German DAX index, 24.4%.

By contrast, the Viennese ATX share index continued to outstrip the international indices with a rise of 47.2% in the same period. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also exceeded the international market trend, gaining 29.6%.

The EVN share also developed in a highly positive manner, booking a price rise of 24.2% in the period under review.

## Segment result

| EUR m | Electricity | | Gas | | Water | | Heating and other areas | | Consolidation | | **Total** | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 |
| **External sales revenues** | 528.4 | 485.9 | 245.1 | 291.7 | 55.3 | 14.2 | 102.3 | 81.5 | – | – | 931.2 | 874.5 |
| **Intra-Group revenues** | 8.0 | 4.5 | 57.3 | 39.8 | 0.0 | 0.0 | 4.7 | 0.5 | –70.0 | –44.7 | 0.0 | 0.0 |
| **Operating expenses** | –398.8 | –363.8 | –218.9 | –259.0 | –36.9 | –5.6 | –78.7 | –62.5 | 70.0 | 44.7 | –663.8 | –647.4 |
| **EBITDA** | 137.6 | 126.6 | 83.5 | 72.4 | 18.4 | 8.6 | 28.3 | 19.5 | – | – | 267.4 | 227.1 |
| **Depreciation** | –56.0 | –48.8 | –24.5 | –26.7 | –9.7 | –3.6 | –15.6 | –11.8 | 0.0 | 0.0 | –105.6 | –90.6 |
| **Operating result (EBIT)** | 81.6 | 77.8 | 59.1 | 45.8 | 8.6 | 5.0 | 12.6 | 7.7 | – | – | 161.8 | 136.5 |
| **EBIT margin (%)** | 15.2 | 15.9 | 19.5 | 13.8 | 15.6 | 35.3 | 11.8 | 9.3 | – | – | 17.4 | 15.6 |

During the period under review, EVN stock turnover on the Vienna Stock Exchange amounted to EUR 103.5 m, with an average of around 6,700 EVN shares being traded daily. At the close on June 30, 2004, the market capitalisation of the EVN share stood at about EUR 1.7 bn and the ATX weighting at 3.66%.

## Index weighting of the EVN share

| | June 30, 2004 |
|---|---|
| **ATX (Austrian Traded Index)** | 3.66 % |
| **ATX Prime** | 3.27 % |
| **WBI (Wiener Börse Index)** | 3.33 % |

### Investor Relations

The main feature of EVN investor relations activities in the period under review was provided by numerous national and international presentations. In the third quarter, the presentation of the half-year results led to the acquisition of new investors in Edinburgh and Dublin.

The increase in EVN capital successfully completed in July 2004 formed the focus of investor relations activities at the beginning of the fourth quarter. During the marketing of the issue, a total of 70 institutional investors were contacted in 11 national and international centres. These efforts proved successful, the issue being clearly oversubscribed and achieving a wide spread of the new shares among existing and fresh investors.

Once again, EVN's traditional pre-summer information event for retail investors was very well attended. This year, at the beginning of June, EVN offered an invitation to a presentation of current corporate information and a tour of its largest wind farm in Prellenkirchen.

We would like to invite you to visit our investor relations homepage. Under **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and much more besides. In addition, we also offer numerous services, which are tailor-made for individual investors.

## EVN share price and ATX (Austrian Traded Index) – Relative performance


Base: October 1, 2002
200
170
140
110
80
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul |
2003
2004
EVN closing price
ATX

## Ownership structure


51%
>10%
Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: Filings according to Austrian stock exchange regulations and representation at the AGM.

## The EVN share

| | | **2003/04 Q. 1–3** | 2002/03 Q. 1–3 | 2001/02 Q. 1–3 |
|---|---|---|---|---|
| **Share price at closing date** | EUR | 45.00 | 37.24 | 47.40 |
| **Highest price** | EUR | 47.34 | 44.50 | 48.05 |
| **Lowest price** | EUR | 36.10 | 36.93 | 41.00 |
| **Value of shares traded**[1] | EUR m | 103 | 83 | 267 |
| **Share of total turnover**[1] | % | 0.46 | 0.76 | 2.96 |
| **Market capitalisation at closing** | EUR m | 1,691 | 1,400 | 1,781 |

[1] Vienna Stock Exchange



# Financial calendar 2003/04[1)]

| | |
|---|---|
| ► Annual results 2003/04 | December 14, 2004 |
| ► AGM | January 19, 2005 |
| ► Ex-dividend day | January 24, 2005 |
| ► Dividend payment | January 28, 2005 |

[1)] Provisional


**EVN AG**

**Head Office**

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

**Investor Relations**

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at


**Informationen on the Internet**

www.evn.at
www.investor.evn.at

**Further websites**

| | |
|---|---|
| **Allplan** | www.allplan.at |
| **AVN** | www.avn.at |
| **Burgenland Holding** | www.buho.at |
| **EconGas** | www.econgas.com |
| **EnergieAllianz** | www.energieallianz.at |
| **evn naturkraft** | www.evn-naturkraft.at |
| **evn wasser** | www.evnwasser.at |
| **e&t** | www.eundt.at |
| **grafotech** | www.grafotech.at |
| **kabelsignal** | www.kabsi.at |
| **nökom** | www.noekom.at |
| **NOVUM** | www.novum.at |
| **Austrian electricity solution** | www.unserstrom.at |
| **teletech** | www.teletech.co.at |
| **WTE** | www.wte.at |



**Always at your service** – this is the punch line of a TV commercial with which EVN is currently advertising its services portfolio and, above all, drawing attention to its basic business approach. Our claim actually goes far beyond being available to our customers "at all times" or "around the clock". Images and sequences from the commercial were also the inspiration for the illustrations contained in this Letter to Shareholders. As is the case with EVN activities, the main focus is on people, i.e. customers.